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PROCESSED MAR 19 2004 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION

04003358

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NORTHWINDS MARKETING GROUP LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 North First Street, Suite 325
(No. and Street)

Minneapolis	**MN**	**55401**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah L. Barnett **(612) 486-4106**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C. FEB 25 2004 1086

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Deborah L. Barnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Northwinds Marketing Group LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not Applicable

JESSICA L. BOLL
NOTARY PUBLIC- MINNESOTA
MY COMMISSION EXPIRES 1-31-2006

Deborah L Barnett
Signature

Chief Financial Officer
Title

Jessica L. Boll
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Northwinds Marketing Group LLC
Year Ended December 31, 2003
With Report and Supplementary Report of Independent Auditors

Northwinds Marketing Group LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Members and Board of Directors
Northwinds Marketing Group LLC

We have audited the accompanying statement of financial condition of Northwinds Marketing Group LLC (the LLC) as of December 31, 2003, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwinds Marketing Group LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

January 8, 2004

Ernst & Young LLP

Northwinds Marketing Group LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$1,781,918
Accounts receivable	784,990
Furniture and equipment, at cost (net of accumulated depreciation of $146,737)	134,207
Leasehold improvements, at cost (net of accumulated depreciation of $280,385)	155,137
Prepaid expenses	4,284
Other assets	6,955
Total assets	$2,867,491
Liabilities and members' capital	
Accrued employee compensation and benefits	$ 604,930
Accounts payable and accrued expenses	82,008
Total liabilities	686,938
Members' capital	2,180,553
Total liabilities and members' capital	$2,867,491

See accompanying notes.

Northwinds Marketing Group LLC

Statement of Income

Year Ended December 31, 2003

Revenues	
Sales and servicing fees	$3,798,535
Operating expenses	
Employee compensation and benefits	2,469,628
Travel and entertainment	419,600
Professional fees	122,987
Occupancy and related expenses	115,833
Amortization of leasehold improvements	87,245
Telecommunications	64,663
Depreciation	48,906
Supplies, printing, and reproduction	36,090
Licensing fees	29,629
Insurance	20,040
Other	57,313
Total operating expenses	3,471,934
Net income	$ 326,601

See accompanying notes.

Northwinds Marketing Group LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2003

	American Express Asset Management Group, Inc.	**The Cube Marketing Group LLC**	**Total**
Members' capital, beginning of year	$1,272,480	$777,348	$2,049,828
Distributions	–	(195,876)	(195,876)
Net income	163,627	162,974	326,601
Members' capital, end of year	$1,436,107	$744,446	$2,180,553

See accompanying notes.

Northwinds Marketing Group LLC

Statement of Cash Flows

Year Ended December 31, 2003

Operating activities	
Net income	$ 326,601
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	136,151
Changes in assets and liabilities:	
Increase in accounts receivable	(223,548)
Increase in accrued employee compensation and benefits	101,514
Decrease in prepaid expenses	4,888
Increase in other assets	(6,955)
Decrease in accounts payable and accrued expenses	(27,230)
Net cash provided by operating activities	311,421
Investing activities	
Purchase of fixed assets	(7,809)
Net cash used in investing activities	(7,809)
Financing activities	
Distribution to member	(195,876)
Net cash used in financing activities	(195,876)
Increase in cash	107,736
Cash, beginning of year	1,674,182
Cash, end of year	$1,781,918

See accompanying notes.

Northwinds Marketing Group LLC

Notes to Financial Statements

December 31, 2003

1. Organization

Northwinds Marketing Group LLC (the LLC) is organized under the laws of the State of Delaware as a limited liability company to provide product sales and client service functions to investment management firms and their clients in the institutional defined benefit and alternative investment marketplace. The LLC is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker-dealer firm. The LLC is engaged in private placements of direct participation programs and limited partnership interests to institutional retirement plans and operates under the requirements of the Securities Exchange Act of 1934. The LLC will continue indefinitely, unless terminated as provided for in the membership agreement (the Agreement).

The majority member of the LLC is American Express Asset Management Group, Inc. (AEAMG), which owns 50.1%. The minority member, at 49.9% ownership, is The Cube Marketing Group LLC. The Senior Management Team is comprised of three LLC employees who are responsible for the day-to-day operation and management of the LLC.

2. Significant Accounting Policies

Sales and servicing fee revenue is recognized monthly based on estimated quarterly management fees charged to clients of each respective investment manager. Placement fees from the sale of direct participation programs and/or limited partnership interests are recognized at the time the client signs a subscription agreement with the general partner of the fund.

Fixed assets are carried at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the associated assets from three to seven years.

No federal, state, or local income taxes have been provided on the profits of the LLC, since members are individually liable for the taxes on their share of the LLC's income or loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Allocation of Net Income

In accordance with the provisions of the Agreement, net income of the LLC is allocated to the members in proportion to their respective ownership interests.

4. Transactions With Customers

The LLC operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). The LLC does not hold customer funds or keep customer securities safe. The LLC contracts with investment managers to market and service their investment management products. For this service, the LLC earns sales and servicing fees, which it accrues according to individual service agreements.

5. Net Capital Requirements

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital requirements (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires the ratio of aggregate indebtedness to the net capital of operations, both as defined, not to exceed 15 to 1. At December 31, 2003, the LLC had net capital of $1,094,980, which was $1,049,184 in excess of the amount required to be maintained at that date. The LLC's ratio of aggregate indebtedness to net capital was 0.63 to 1.

6. Commitments and Contingencies

The LLC leases office space and various types of equipment under noncancelable leases generally varying from three to five years, with certain renewal options for like terms. Rent expense and related occupancy expenses were $115,833 for the year ended December 31, 2003.

At December 31, 2003, the LLC's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more were as follows (in thousands):

2004	$106,696
2005	96,672
2006	54,396
	$257,764

7. Employee Benefits

In previous years, the LLC had qualified money purchase and profit sharing plans, which covered substantially all of its full-time employees who have met time-in-service requirements. During the year ended December 31, 2003, the money-purchase and profit-sharing plans were amended and merged into one qualified profit-sharing plan (the Plan). The Plan includes a mandatory minimum contribution by the LLC subject to IRS compensation and contribution limits. In addition, the LLC may contribute additional amounts to the Plan at its discretion, based on its profits for the year. The contributions to the Plan for the year ended December 31, 2003 were $297,815.

8. Related-Party Transactions

The LLC contracts with certain investment managers to sell and service their investment management products to institutional retirement plans. The amounts of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. The LLC's largest relationship is with AEAMG, which is the majority member of the LLC. Sales and servicing compensation has been paid at the levels specified in the contractual agreement (which has an initial term ending in 2005), subject to no minimum or maximum. Sales and servicing compensation from AEAMG totaled $3,637,292 and represents approximately 96% of the LLC's revenue for the year ended December 31, 2003. Of this amount, $760,459 is included in accounts receivable at December 31, 2003.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934

As of December 31, 2003

Northwinds Marketing Group LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital		
Members' capital		$2,180,553
Deductions and/or charges		
Nonallowable assets:		
Accounts receivable	$784,990	
Prepaid expenses	4,284	
Other assets	6,955	
Fixed assets	289,344	
Total deductions and/or charges		1,085,573
Net capital		$1,094,980
Computation of basic net capital requirement		
Net capital		$1,094,980
Net capital requirement (6.67% of aggregate indebtedness)		(45,796)
Excess net capital		$1,049,184

There were no material differences between the amounts presented above and the corresponding schedule included in the LLC's unaudited December 31, 2003 Part IIA FOCUS filing.

Northwinds Marketing Group LLC

Schedule II – Statement Regarding Rule 15c3-3

December 31, 2003

The LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

The Members and Board of Directors
Northwinds Marketing Group LLC

In planning and performing our audit of the financial statements and supplemental schedules of Northwinds Marketing Group LLC (the LLC) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording the differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition, and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 8, 2004

Ernst & Young LLP